UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)*

MDSI MOBILE DATA SOLUTIONS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55268N100

(Cusip Number)

Krish Panu
Chief Executive Officer
@Road, Inc.
47200 Bayside Parkway
Fremont, CA 94538
(510) 668-1638

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: @Road, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by @Road, Inc., a Delaware corporation (“At Road”), with the Securities and Exchange Commission (the “Commission”) on April 22, 2004 (the “Original Statement”) as amended by Amendment No. 1 to Schedule 13D filed by At Road with the Commission on April 29, 2004 as further amended by Amendment No. 2 to Schedule 13D filed by At Road with the Commission on July 16, 2004, and relates to the Common Shares, no par value, of MDSI Mobile Data Solutions Inc. (“MDSI”). Item 5 is hereby amended as set forth below. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Statement.

     At Road expressly disclaims beneficial ownership of any of the MDSI common shares referred to herein.

Item 5 — Interest in Securities of the Issuer

     Item 5 is amended as follows:

     (a) - (b) On July 27, 2004, At Road and MDSI mutually consented in writing to terminate the Combination Agreement dated as of April 12, 2004 among At Road, Orion Exchangeco, Ltd. and MDSI pursuant to the terms of Section 8.1(a) thereof. Consequently, the Voting Agreement dated as of April 12, 2004 between At Road and certain shareholders of MDSI was terminated pursuant to Section 4.1 thereof.

     (e) On July 27, 2004, At Road ceased to be the beneficial owner of five percent or more of the MDSI common shares.

     Except as amended by this Amendment No. 3 to Schedule 13D, the Schedule 13D, as amended by Amendment No. 1 to Schedule 13D and Amendment No. 2 to Schedule 13D, remains in full force and is incorporated herein by reference.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2004	/s/ Krish Panu

Krish Panu Chief Executive Officer

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